Filed by: Viacom Inc.
               Pursuant to Rule 425 under the Securities Act of 1933, as amended
                                                  Commission File No.: 001-09553
                                                    Subject Company: Viacom Inc.

                       This email was sent to all eligible
  Viacom Excess Plan and Bonus Deferral Plan Participants on September 14, 2004

From:   Cutler, Marilyn
Sent:   Tuesday, September 14, 2004 10:56 AM
cc:     LaPointe, Rosemary C.
Subject:     Viacom/Blockbuster Exchange Offer
Importance:  High

To All Eligible Viacom Excess Plan and Bonus Deferral Plan Participants:

Under separate cover, you will receive materials from Mellon regarding the Viacom/Blockbuster Exchange Offer. These materials will explain how you may, if you so choose, elect to submit for exchange the shares of Viacom stock held in your Viacom 401(k) Plan account for shares of Blockbuster stock.

As you know, your investment elections in the 401(k) Plan apply to amounts credited to your accounts in the Excess Plan and the Bonus Deferral Plan. You do not have the ability to make separate investment elections for the Excess Plan and the Bonus Deferral Plan.

Please be aware that any decision you make to exchange shares of Viacom stock held in your 401(k) Plan account for shares of Blockbuster stock will also be applied to the Viacom stock credited to your account in the Excess Plan and the Bonus Deferral Plan. You will not have the opportunity to make separate elections in these plans.

For example, if you choose to exchange ALL the shares of Viacom stock in your 401(k) Plan account, ALL your shares in the Excess Plan and the Bonus Deferral Plan will be deemed to be exchanged as well. If you choose to exchange a portion of the shares of Viacom stock held in your 401(k) Plan account, your shares in the Excess Plan and/or the Bonus Deferral Plan will be proportionately exchanged.

        Example: You have 500 shares of Viacom stock in your 401(k) Plan account, and 200 shares of Viacom stock credited to your account in the Excess Plan. You choose to exchange 250 of the shares of Viacom stock in your 401(k) Plan account (50% of the shares). 100 shares of Viacom stock credited to your Excess Plan account (50%) will be deemed to be exchanged as well.

Of course, the decision as to whether to participate in the exchange offer with respect to the shares of Viacom stock held in your Viacom 401(k) account is up to you. If you have any questions about the exchange offer as it relates to the Excess Plan or the Bonus Deferral Plan, please contact Rosemary LaPointe at 212-846-4062 or me at 212-258-6373. You may also contact Mellon Investor Services at 1-877-698-6865 in the United States or 201-373-5156 collect elsewhere.

Marilyn Cutler

Viacom Corporate Benefits

212-258-6373

Information About the Exchange Offer

Stockholders of Viacom are advised to read Viacom's Tender Offer Statement on Schedule TO, Blockbuster's Registration Statement on Form S-4 and the Prospectus-Offer to Exchange, as well as any other documents relating to the exchange offer that are filed with the SEC when they become available because they will contain important information. Stockholders of Viacom may obtain copies of these documents for free at the SEC's website at www.sec.gov or from Viacom Investor Relations at 1-800-516-4399. Viacom stockholders may also request copies of the exchange offer documents from Viacom's information agent, MacKenzie Partners, Inc., located at 105 Madison Avenue, New York, NY 10016, at
(800) 322-2885 (toll-free) in the United States or at (212) 929-5500 (collect) elsewhere.